SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   'Dividend Declaration'

AVIVA plc

2011 Interim Dividend

Cash dividend
Title of Security	Ordinary shares of 25p each
Interim dividend for the financial year ending	31 December 2011
Net amount payable in cash per share	10 pence
Rate of tax deduction	1/9
Date dividend declared	3 August 2011
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	23 September 2011
Date of dividend payment for holders of Aviva ordinary shares	17 November 2011
Date of dividend payment for holders of Aviva American Depositary Receipts (ADRs)	Approximately 5 business days after payment date for ordinary shareholders

Scrip dividend

The scrip dividend calculation price for the 2011 interim dividend payable on 17 November 2011 will be announced on 28 September 2011.  This is the reference price at which Aviva plc ordinary shares will be issued to shareholders who have elected to take shares in lieu of cash dividends through participation in the Aviva Scrip Dividend Scheme. This price is based on the average of the middle market quotations of Aviva plc ordinary shares derived from the London Stock Exchange Daily Official List for the five consecutive business days from 21 - 27 September 2011 inclusive.

Any shareholders entitled to the 2011 interim dividend who do not already participate in the Aviva Scrip Dividend Scheme and wish to do so, should contact the Company's Registrar, Computershare Investor Services PLC on 0871 495 0105 to obtain a mandate form.  This form must be received by Computershare Investor Services PLC no later than 5pm on 21 October 2011 in order for it to be effective for the 2011 interim dividend.

Aviva ADR holders will not be eligible to join the Aviva Scrip Dividend Scheme for the 2011 interim dividend and will receive their 2011 interim dividend in cash in US Dollars.

Date: 4 August 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  04 August, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary